
July 17, 2012

Paul D. Borja
Chief Financial Officer
Flagstar Bancorp, Inc.
5151 Corporate Dr.
Troy, MI 48098

Re: Flagstar Bancorp, Inc.
Form 10-K for the period ended December 31, 2011
Forms 10-Q for period ended March 31, 2012
File No. 1-16577

Dear Mr. Borja:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing[s] and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Counsel